

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Brandon Torres Declet
Chief Executive Officer
Unusual Machines, Inc.
151 Calle De San Francisco
Ste. 200 PMB 2106
San Juan, Puerto Rico 00901-1607

> **Re: Unusual Machines, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **August 7, 2023**
> **File No. 333-270519**

Dear Brandon Torres Declet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed August 7, 2023

The Business Combination, page 2

1.   We note your new disclosure on page 2 about the second amendment to the share purchase agreement. Please clarify whether all of the 3,400,000 shares to be issued to Red Cat will be subject to a lock-up agreement and disclose, if applicable, the exceptions to the agreement. Also, revise the disclosure on page 79 to describe the "certain exceptions" to the lock-up agreement mentioned in the third paragraph on page 79.

Risk Factors Summary, page 3

2. We note that you did not include the disclosure about the voting power of Red Cat Holdings and the Principal Stockholder in this section and in the prospectus summary and the risk factors section of this amendment. Please revise your disclosure in these sections to include the disclosure that appeared in your prior amendment about the voting power of other stockholders is limited and the extent to which Red Cat may be able to control your business, elect your Board of Directors and otherwise control the company which control may place their interests ahead of your stockholders' interests.

Risk Factors, page 8

3. It appears that your exclusive jurisdiction provision in section 7 of exhibit 3.1 identifies the State Courts located in the Commonwealth of Puerto Rico as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether or not this provision applies to actions arising under either the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, expand the disclosure in the Description of Securities section beginning on page 70 to discuss the exclusive forum provision.

Exhibits

4. Please revise the reference in the first paragraph of the legal opinion filed as exhibit 5.1 to the "registration statement on Form S-1" to instead refer to refer to "the registration statement on Form S-1, as amended." Also, it appears that the legal opinion filed as exhibit 5.1 is limited to the laws of Puerto Rico. Please ensure counsel opines that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael D. Harris, Esq.